Exhibit (a)(5)(c)

For Immediate Release

Contact:

Media:
Jonathon Hamilton
(847) 935-8646

Financial Community:
Investor Relations	(847) 935-8908

ABBOTT LABORATORIES COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES OF KOS PHARMACEUTICALS, INC.

ABBOTT PARK, IL, Nov. 14, 2006 - Abbott Laboratories (NYSE:ABT) today announced the commencement of its cash tender offer for all outstanding shares of common stock of Kos Pharmaceuticals, Inc. (Nasdaq:KOSP) for $78 per share.  The tender offer is being made pursuant to an Offer to Purchase, dated Nov. 14, 2006, and in connection with the Agreement and Plan of Merger, dated as of Nov. 5, 2006, as amended, by and among Abbott, Parthenon Acquisition Corp., a wholly owned subsidiary of Abbott, and Kos, which Abbott and Kos announced on Nov. 6, 2006.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, Dec. 12, 2006, unless the tender offer is extended.  The consummation of the tender offer is subject to receipt of a sufficient number of Kos shares that, when combined with the Kos shares owned by Kos Investments, Inc. (“Kos Investments”) (which Abbott will be acquiring separately), equals at least a majority of the Kos shares (on a fully-diluted basis).  If Kos’ board of directors withdraws its recommendation of the tender offer, then consummation of the tender offer also requires that holders of a majority of the Kos shares owned by shareholders other than Kos’ controlling shareholder and certain other parties identified in the Offer to Purchase tender their shares to Abbott.  The consummation of the tender offer is also subject to expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other conditions specified in the offer documents.  Following completion of the tender offer and, if required, receipt of shareholder approval, Abbott expects to consummate a merger in which remaining Kos shareholders will receive the same cash price per share as paid in the tender offer.

As part of the transaction with Kos, Abbott has entered into an agreement with Michael Jaharis and certain other shareholders of Kos that are affiliated with or related to Mr. Jaharis, pursuant to which such shareholders have committed to accept the tender offer and to tender all Kos shares owned by them, which represents approximately 35 percent of the outstanding shares.  In addition, Abbott has entered into a stock purchase agreement with  Michael Jaharis and the other owners of Kos Investments, pursuant to which Abbott will, concurrently with the closing of the tender offer, purchase all of the outstanding stock of Kos Investments, which directly and through a wholly owned subsidiary owns approximately 18 percent of the Kos shares.

The Depositary for the tender offer is American Stock Transfer & Trust Company, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, NY 10272-2042.  The Dealer Manager for the tender offer is Banc of America Securities LLC, 9 West 57th Street, New York, NY 10019.  The Information Agent for the tender offer is Georgeson Inc., 17 State Street, 10th Floor, New York, NY 10004.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs 65,000 people and markets its products in more than 130 countries. Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is being made pursuant to a tender offer statement and related materials.  Kos shareholders are advised to read the tender offer statement and related materials, which will be filed by Abbott with the U.S. Securities and Exchange Commission (the “SEC”).  The tender offer statement (including the Offer to Purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement to be filed by Kos with the SEC will contain important information which should be read carefully before any decision is made with respect to the tender offer.  These documents will be available at no charge at the SEC’s Web site at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Inc., 17 State Street, 10th Floor, New York, NY 10004, or by calling toll-free (800) 223-2064, and may also be obtained from Abbott by directing a request by mail to Abbott, 100 Abbott Park Road, Dept. 362, Building AP6D-2, Abbott Park, IL 60064-6048, Attn: Investor Relations, Telephone: (847) 935-8908.

Private Securities Litigation Reform Act of 1995 — A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995.  Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements including: the tender offer may not be completed or the merger may not be consummated for reasons including because conditions precedent to the completion of the acquisition may not be satisfied.  Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” and Exhibit 99.1 to Abbott’s Annual Report on SEC Form 10-K for the year ended Dec. 31, 2005 and in Item 1A, “Risk Factors,” to Abbott’s Quarterly Report on SEC Form 10-Q for the period ended March 31, 2006, and are incorporated by reference.  Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.